SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September, 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on September 20, 2007 announcing "ECtel Launches Roaming Assurance Solution as Part of Its IRM(TM) Family".  Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  September 20, 2007

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Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued September 20, 2007

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EXHIBIT 1

ECtel Launches Roaming Assurance Solution as Part of Its IRM(TM) Family

ECtel`s Roaming Assurance solution satisfies the GSMA NRTRDE requirements and helps operators to assure roamers revenues. The GSMA recommends its 700 operator members to adopt the NRTRDE initiative by October 1st, 2008

ROSH HA'AYIN, Israel, September 20, 2007. ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced that its IRM(TM) application helps operators to comply with the GSMA NRTRDE (Near Real-Time Roaming Data Exchange) initiative. This application supports NRTRDE solutions by collecting raw usage CDRs from different data sources in the network and then processed to create NRTRDE usage files to be distributed to home networks. Using the solution, operators will ensure roamers revenues. As demonstrated in all IRM(TM) family products, this cost effective solution will assist operators reduce NRTRDE compatibility costs.

ECtel`s Integrated Revenue Management(TM) product framework consists of its leading fraud management and revenue assurance solutions, FraudView® and RAP. FraudView features an array of unique, state-of-the-art fraud detection and prevention technologies enabling thousands of fraud controls. RAP is ECtel`s automated revenue assurance platform that facilitates cost-effective assurance of revenues and processes. It provides a unique set of functionalities and capabilities and enables operators and system integrators to implement system interfaces, define Key Performance Indicators (KPIs), add or update revenue assurance KPIs, controls and more.

 "With our customers` business assurance in mind, we are proud to offer another solution to ensure roamers revenues as part of our IRM(TM) solution family", said Mr. Itzik Weinstein, President & CEO of ECtel.

About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Framework features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs). For more information, visit www.ectel.com

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.
Michael Neumann
Senior Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: mickeyne@ectel.com

ECtel Ltd.
Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

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